Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Millions)
Earnings:
Income from continuing operations before income taxes	$1,202	$385	$550	$875	$986
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(40)	(35)	(31)	(41)	(35)

Income from continuing operations before income taxes and equity earnings	1,162	350	519	834	951
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	655	667	691	658	688
Rental expense representative of interest factor	10	10	10	14	15

Total fixed charges	665	677	701	672	703
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	41	39	24	43	34
Less:
Capitalized interest	(25)	(36)	(61)	(45)	(25)

Total earnings as adjusted	$1,843	$1,030	$1,183	$1,504	$1,663

Fixed charges	$665	$677	$701	$672	$703

Ratio of earnings to fixed charges	2.77	1.52	1.69	2.24	2.37

(a)

Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.